

Mail Stop 3030

March 6, 2018

Via E-mail
Patrick S. Watson
Vice President Finance
Kennametal Inc.
600 Grant Street
Suite 5100
Pittsburgh, PA 15219

>   **Re: Kennametal Inc.**
>   **Form 10-K for the Fiscal Year Ended June 30, 2017**
>   **Filed August 14, 2017**
>   **Form 10-Q for the Quarterly Period Ended December 31, 2017**
>   **Filed February 6, 2018**
>   **Form 8-K filed February 2, 2018**
>   **File No. 001-05318**

Dear Mr. Watson:

We have reviewed your February 6, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 25, 2018 letter.

Form 10-Q for the Quarterly Period Ended December 31, 2017

Item 1. Financial Statements

Note 13. Income Taxes, page 16

1.   We note on page 17 that you determined the out of period adjustment for the deferred tax charge on intra-entity product transfers was not material to your previously issued financial statements nor to the estimated results of fiscal 2018. Please provide us with

your analysis of the error under SAB No. 99 and SAB No. 108. Describe the qualitative and quantitative factors you considered in assessing materiality of the error which supports your conclusion.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Business segment review, page 27

2.   We note your response to comment 1 and the updated disclosures beginning on page 27. Your presentation of the non-GAAP measures Constant Currency Regional Sales Growth and Constant Currency End Market Sales Growth by segment beginning on page 28 continues to be inconsistent with Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Your presentation gives greater prominence to the non-GAAP measures since you have not provided the comparable GAAP measures and you have not identified the measures as non-GAAP. Please revise your presentation in future filings to fully comply with Item 10(e)(1)(i) of Regulation S-K. This comment also applies to the Segment Developments section of your earnings releases filed on Form 8-K.

Form 8-K filed February 2, 2018

Exhibit 99.1

3.   We note that you present forward-looking non-GAAP measures, including but not limited to the outlook for adjusted earnings per share, organic sales growth and free operating cash flow, without providing the reconciliation of the measures to the most directly comparable GAAP financial measures or including a statement that providing such reconciliations would require unreasonable efforts. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and the guidance in Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and revise your future filings to provide the required information.

You may contact Tara Harkins at (202) 551-3639 or me at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery